KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Taseko Mines Limited

On March 27, 2009, we reported on the consolidated balance sheets of Taseko Mines Limited ("the Company") as at December 31, 2008 and September 30, 2007 and the consolidated statements of operations and comprehensive income (loss), shareholders equity and cash flows for the fifteen month period ended December 31, 2008 and for the years ended September 30, 2007 and 2006 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada
March 27, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

To the Board of Directors of Taseko Mines Limited

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to a change in accounting policies such as those described in note 4 to the consolidated financial statements. Our report dated March 27, 2009 is expressed in accordance with Canadian reporting standards which do not require such a reference.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the effectiveness of the Companys internal control over financial reporting. Our report to the shareholders dated March 27, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the effectiveness of the Companys internal control over financial reporting in the financial statement auditors report.

Chartered Accountants

Vancouver, Canada
March 27, 2009

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Taseko Mines Limited (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). This “Reconciliation with United States Generally Accepted Accounting Principles” note supplements the Company’s financial statements set forth in its annual report on Form 40-F. This note should be read in conjunction with the consolidated financial statements of the Company as at December 31, 2008 and September 30, 2007 and for the fiscal periods then ended which are included elsewhere in the Form 40-F.

Had the Company followed US GAAP, certain items on the statements of operations and deficit, and balance sheets would have been reported as follows:

	15 months ended
	December 31	Year ended September 30
Consolidated Statements of Operations	2008	2007	2006

Earnings for the period under Canadian GAAP	$3,510	$48,262	$32,916
Adjustments under US GAAP
Interest accretion on convertible debt (a)	2,938	2,922	1,280
Amortization of deferred financing costs (a)	(580)	(468)
Unrealized foreign exchange gain (loss) on
convertible debt (a)	(363)	330	-
Amortization of property, plant and equipment (b)	-	(44)	(407)
Asset retirement obligation change of estimate (b)	-	(4,538)	-
Change in fair value of investment (g)	-	-	(307)
Earnings for the period under US GAAP, being
comprehensive income	$5,505	$46,464	$33,482

Earnings per share for the period under US GAAP	$0.04	$0.36	$0.29
Diluted earnings per share for the period under US
GAAP	$0.04	$0.33	$0.26

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

	As at	As at
Consolidated Balance Sheets	December 31,	September 30,
	2008	2007

Total assets under Canadian GAAP	$478,245	$377,263
Adjustments under US GAAP
Deferred financing costs	312	898
Total assets under US GAAP	$478,557	$378,161

Total liabilities under Canadian GAAP	$243,338	$213,603
Adjustments under US GAAP
Convertible debenture presented as debt (a)	1,321	5,836
Total liabilities under US GAAP	$244,659	$219,439

Total shareholders' equity under Canadian GAAP	$234,907	$163,660
Adjustments under US GAAP
Convertible debenture presented as debt (a)	(1,009)	(4,938)
Accumulated amortization of mineral claims (c)	(3,112)	(3,112)
Adjustment to value allocated to tracking preferred shares
upon acquisition of Harmony Project (d)	(13,251)	(13,251)

Adjustment to accumulated write down of Harmony Project (e)	16,363	16,363
Total shareholders' equity under US GAAP	$233,898	$158,722

There are no material differences between Canadian GAAP and US GAAP to total operating, investing or financing cash flows in the consolidated statements of cash flows.

(a)	Convertible debt

Pursuant to Canadian GAAP, the convertible instruments disclosed in note 14 of the consolidated financial statements require the bifurcation of its equity and debt components whereas under US GAAP, there would be no requirement to bifurcate the instrument. Therefore, under US GAAP, all of the value would be attributed to the debt component.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, no such accretion would be required.

Accordingly, $3,832 (2007 – $13,655) of the equity component of the instrument would be classified to debt. However, this amount is offset by $2,856 (2007 – $8,387) of accumulated accretion and a $ 363 of additional unrealized foreign exchange loss (2007 – gain of $330, 2006 – $Nil) recognized for U.S. GAAP purposes as at December 31, 2008.

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

As a result of the conversion of the NVI Convertible Debenture (note 14(b)), the Company reversed $7,887 of accumulated accretion associated with the convertible debenture with an offsetting entry to share capital for US GAAP Purposes.

Accretion expense of $2,938 for the 15 months ended December 31, 2008 and $2,922 and $1,280 for years ended September 30, 2007 and September 31, 2006 respectively were recorded under Canadian GAAP has been reversed for US GAAP purposes.

Under US GAAP, deferred financing costs are separately disclosed as an asset, whereas under Canadian GAAP, effective October 1, 2006, such costs are netted against the associated debt. Accordingly, amortization of deferred financing costs of $580 was recorded for the 15 months ended December 31, 2008 (Year ended September 30, 2007 – $468, Year ended September 30, 2008 - $Nil) was recorded for U.S. GAAP purposes.

(b)	Site closure and reclamation costs

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is amortized over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost). For purposes of the reconciliation, the Company adopted SFAS 143 effective October 1, 2002.

Under US GAAP, on adoption of SFAS 143 on October 1, 2002, the Company would have recorded income of $11,651 as the cumulative effect of the change in accounting principles, a net decrease of $2,283 to inventories, a net decrease of $10,154 to property, plant and equipment, and a decrease in the provision for site closure and reclamation of $24,088 to reflect the effect of this change in the method of accounting for asset retirement obligations compared to the amounts previously recorded in the Company’s consolidated financial statements prepared under Canadian and US GAAP.

Effective October 1, 2004, the Company adopted the new Canadian accounting standard for asset retirement obligations, which is substantively the same as SFAS 143. On adoption of the Canadian standard, the amount of the adjustment to site closure and reclamation was measured retroactively and recognized on October 1, 2004.

There were certain changes in the Company’s estimate of future cash flows underlying the obligation during fiscal 2005 and 2004 which have been incorporated into the Company’s retroactive adoption of the Canadian standard on October 1, 2004. However, pursuant to US GAAP, and due to the earlier adoption of SFAS 143 in fiscal 2003, changes in estimates of future cash flows underlying the obligation are recognized on a prospective basis. Accordingly, under

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

US GAAP, property, plant and equipment (net of amortization) would increase for the period ended December 31, 2008 by $Nil (2007 – $4,406).

During the year ended September 30, 2007, the Company extended the life of the Gibraltar mine resulting in a revision to the timing of the expected reclamation activities and ultimately in a reduction of the site closure and reclamation cost liability. For Canadian GAAP purposes, an income inclusion of $4,570 was recognized as a result of this change in estimate as the decrease in the site closure and reclamation cost liability exceeded the carrying value of the associated asset included in property, plant and equipment. For U.S. GAAP purposes, an amortization of $44 was recorded prior to the mine life extension and the remaining unamortized balance of the asset included in the property, plant and equipment, being $4,538, was reduced to $Nil as a result of the reduction of the site closure and reclamation cost liability.

(c)	Mineral property interests

Under US GAAP, through to March 31, 2004, mineral properties without proven and probable reserves were classified as intangible assets, subject to amortization over the earlier of their useful life or the expiry of the mineral claim (without consideration of any renewal periods). Accordingly, the Harmony Property and the Prosperity Property were being amortized over ten years. This resulted in additional amortization expense of $1,556 in 2003 being recorded under US GAAP. Effective April 1, 2004, pursuant to EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets”, the Company reclassified its mineral properties as tangible assets and ceased amortizing them.

Under Canadian GAAP, mineral properties may be classified as capital assets and amortized once the mineral property is put into operation, or written off to operations when the property is abandoned or allowed to lapse, when the carrying value exceeds its fair value, or if there is little prospect of further exploration work being carried out. As such, for Canadian GAAP, no amortization of mineral properties was recorded for any year presented.

(d)	Exploration costs

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. In fiscal 2001 and prior years, mineral property exploration costs were capitalized for Canadian GAAP purposes. As a result of the Company capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,251 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase by Taseko in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the tracking preferred shares of the Company (note 8) upon the acquisition of the Harmony Gold Property.

Under Canadian GAAP, exploration costs incurred subsequent to determination of the feasibility of mining operations, which either increase production or extend the life of existing production,

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

are capitalized. Under US GAAP, exploration costs are expensed as incurred, while development costs may be capitalized.

For US GAAP purposes, the Company has capitalized costs which results in an increase in economically mineable reserves and relate to a separate ore body not yet in production. These costs meet the definition of an asset, namely that (a) there is a probable future benefit, (b) the Company can obtain the benefit and control access to it, and (c) the transaction or event giving rise to it has already occurred.

During the fiscal period ended December 31, 2008, the Company capitalized $6,736 (2007 -$7,436; 2006 - $2,625) of mine development costs for both Canadian and US GAAP purposes.

(e)	Long-lived assets

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company adopted SFAS 144 on October 1, 2002, on a prospective basis, and there are no material differences between the treatment under Canadian and US GAAP.

As the Company had not conducted significant exploration or development on the Harmony Gold Property in the last several years the property was written down to a nominal value of $1 during the year ended September 30, 2004. Although the treatment for the impairment of long-lived assets is the same for Canadian and US GAAP, as a result of a lower initial carrying value, and the accumulated amortization of the Harmony Gold Property for US GAAP purposes, the Harmony Gold Property had different carrying values for Canadian and US GAAP prior to its impairment. Consequently, the write down of the Harmony Gold Property was $12,447 in 2004 for US GAAP purposes. For Canadian GAAP the write down was $28,810 in 2004.

(i)	Overburden Removal Costs

In March 2005, the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”. The consensus indicated that costs of removing overburden and waste materials ("stripping costs") after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Restatement and Revision of Accounting Research Bulletins". EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment.

Under Canadian GAAP, overburden removal costs in certain circumstances may be considered a betterment and consequently, capitalized and amortized over future periods typically using the units of production method.

Under US GAAP, the Company capitalizes overburden removal costs relating to economically mineable pits which have not yet entered the production phase. Once a pit enters the production phase, no further overburden removal costs are capitalized, and the amounts previously capitalized are amortized on a units of production basis over the expected life of the pit.

During the fiscal period ended December 31, 2008, the Company capitalized $19,586 (2007 -$32,664; 2006 – $285) in overburden removal costs for both Canadian and US GAAP purposes. In addition, the Company has begun amortizing the overburden removal costs during the period for both Canadian and US GAAP purposes.

(g)	Fair value of investments

During the prior fiscal years, the Company’s investment in Continental is carried at the lower of cost and estimated realizable value under Canadian GAAP. Under US GAAP, the Company’s investment in Continental contained an embedded derivative which required separation from the host contract and was measured at fair value. Consequently, a mark-to-market adjustment of $307 was recorded at September 30, 2006.

During the fiscal year of 2008 and 2007, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new accounting standards pertaining to financial instruments in fiscal 2009 (note 3d).

(h)	Impact of recently adopted United States accounting pronouncements

(i)

SFAS No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. There was no material impact from the Company’s adoption of this standard during fiscal 2008. The fair value of financial instruments are discussed in note 6.

(ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. The Company

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

adopted this standard during the period but did not change the financial instruments recorded at fair value.

(iii)

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company during the period. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

(i)	United States accounting pronouncements to be adopted

(i)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in-process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2009 fiscal year. Therefore, Company will apply SFAS 141(R) prospectively to all business combinations subsequent to January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interests. SFAS 160 is effective for the Company’s 2009 fiscal year. The Company is currently evaluating the impact that the adoption of SFAS 160 will have on its consolidated financial statement but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(iii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company will adopt SFAS 157 for nonfinancial assets and nonfinancial liabilities in fiscal 2009. Although the Company will continue to evaluate the application of SFAS 157 to nonfinancial assets and nonfinancial liabilities, the Company does not expect the adoption of SFAS 157 with respect to nonfinancial assets and nonfinancial liabilities to have a material impact on its consolidated results of operations, cash flows or financial position

(iv)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of FAS 161 and has not yet adopted the statement. However, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated results of operations, cash flows or financial position.

(v)

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of those instruments by allocating the proceeds from the issuance between the liability component and the embedded conversion option. This standard is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard.

(vi)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for

TASEKO MINES LIMITED
Reconciliation with United States Generally Accepted Accounting Principles
For the fifteen months ended December 31, 2008 and years ended September 30, 2007 and 2006
(Expressed in thousands of Canadian Dollars, except for per share and share amounts unless stated otherwise)

nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(vii)

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for the Company’s 2009 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position

(viii)

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for the Company’s 2009 fiscal year not permitted. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position.